EXHIBIT 20

                                                          NEWS RELEASE

                                                          NEWS RELEASE

Fortune Brands, Inc., 1700 East Putnam Avenue, Old Greenwich, CT  06870

                                                          NEWS RELEASE

Contact:
Daniel A. Conforti
(203)698-5132


             FORTUNE BRANDS ANNOUNCES STRONG FIRST QUARTER RESULTS;
            SALES UP 9%, CONTRIBUTION UP 11%, E.P.S. UP 15% PRO FORMA


         Old Greenwich, CT, April 22, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, today announced strong first quarter results. Net sales were up 9%, operating company contribution rose 11%, and diluted earnings per share of 30 cents were up 15% compared with last year's pro forma. Cash earnings of 44 cents per share (after adding back 14 cents of goodwill amortization) were 47% higher than reported E.P.S.

         "Fortune Brands is performing very well," noted Chairman and Chief Executive Officer Thomas C. Hays. "We achieved a strong increase in E.P.S., in line with our long-term goal. Every brand group reported solid gains in sales and contribution. We have a strategy that's sharply focused on revenue growth, cost initiatives and asset management, and that strategy is working. Fortune Brands is on track for another excellent growth year."

         Revenue Growth. Net sales reached $1.2 billion, up 9%. The home and office and golf brands posted record sales, up 7% and 17%, respectively, and distilled spirits sales rose 5%. The strong overall sales growth reflects the benefit of recent acquisitions and strong acceptance of new products. Golf ball sales, for example, were up 20% in the quarter, with 50% of sales generated by new or enhanced products. DeKuyper, the number 1 cordial brand in the U.S., achieved a 10% increase in depletions (sales by distributors to retailers), driven by continued sharp growth for the recently introduced Pucker flavors. Master Lock's innovative new padlocks have been strongly received by the trade and consumers, resulting in double-digit sales increases to major retailers.

         Cost initiatives. Major restructuring initiatives and other actions launched this past year to tighten the cost structure and enhance competitiveness are already beginning to yield expected savings. For the golf brands, for example, Cobra golf club manufacturing and sourcing costs have been significantly reduced, Cobra and Titleist international operations have been rationalized, and packaging for golf balls has been consolidated. In office products, the expansion of the Nogales, Mexico operation is progressing rapidly, the integration of the Nobo operation in Europe is proceeding ahead of original plans, and the integration of two separately managed Australian operations is proceeding well.

         Asset management. Our asset management strategy features aggressive steps to reduce working capital and to focus on high-return assets. We've achieved solid reductions in days sales in inventory across all brand groups. For example, manufacturing efficiencies and restructuring initiatives have cut days sales in inventory over the past year by 10 days for the home brands and by 13 days for the office brands.

         "We're off to a fine start in 1998," Hays noted, "despite El Nino-related weather disruptions and adverse foreign currency translation. To gain competitive advantage, we're continuing to capitalize on an array of powerful consumer brands, including 14 with annual sales in the range of $100 million or more, and tremendous financial strength. We're leveraging those assets to achieve superior growth. Assuming a satisfactory economic and pricing environment and no further erosion in exchange rates, we expect to achieve full-year E.P.S. growth in 1998 in the range of 13-15%. That's also our long-term growth target."

         Foreign currency translation had a modestly negative impact during the quarter. Net fluctuations in exchange rates for foreign currencies, primarily a 14% decline in the Australian dollar partially offset by a slight increase in the British pound, adversely affected sales, operating company contribution and E.P.S. by $15 million, $3 million and 1 cent.


                                Brand Highlights

:::Home and Office Products Brands:::

         Home and office products sales and contribution were up 7% and 6%, respectively, in the quarter. We've been capitalizing on home and office distribution strengths by making high-return add-on acquisitions. We've completed five since the beginning of last year, including the February 1998 acquisition of Apollo, a North American leader in presentation products with annual sales of approximately $60 million. Aggressive actions to reduce costs have been initiated, including production shifts to lower cost locations and substantially increased outsourcing.

    --- Office Products ---

         Sales from the office products brands were up 11% in the quarter and contribution was up 6%, both to records. The operating margin was impacted by higher expenses to maintain customer service levels during a period of transition related to restructuring initiatives.

         The February acquisition of Apollo together with last year's acquisition of Nobo, a European leader, has created a strong global presence in the growing presentation products category. Overall in office supplies, ACCO is the global leader.

         North American operations posted a 13% sales increase in the quarter, reflecting acquisitions and solid unit increases. Kensington, a leader in computer accessories, continued to achieve double-digit growth, benefiting from new products, despite the softness in the computer reseller channel. Canadian and Mexican operations also achieved double-digit sales gains. Sales in Europe were up 25%, benefiting from the Nobo acquisition as well as some strengthening on the Continent.

         Despite ongoing competitive pressure, we expect double-digit sales and contribution growth from the office products brands for the full year.

    ---Home Products ---

         Sales and contribution from the home products brands increased 4% and 6%, respectively, for the quarter, both to records. Moen, the leading faucet brand in North America, and Aristokraft, a leader in kitchen and bath cabinets, both posted record results.

         Moen posted a 10% sales gain and record contribution, benefiting from continued rollout of the new single-handle faucet line, last November's acquisition of the Donner bathroom accessories brand and strong retail sales. Moen achieved record results despite El Nino-related home construction delays, which depressed demand. The innovative new PureTouch water-filtering system, which combines a faucet with a unique built-in filter in a stylish design, has received very strong response from the trade following its January announcement; shipments began this week.

         Aristokraft posted double-digit sales and contribution increases, benefiting from strong acceptance of new cabinet products. Master Lock, the #1 padlock brand in the world, achieved an excellent recovery in contribution, driven by a 5% unit sales increase and major cost reduction initiatives. Strong response to new Master Lock padlock products has resulted in a 19% increase in shelf facing commitments at major retailers.

         Sales for the home products brands were adversely affected by the disposition of low-return operations, including the door hardware and Moen Japanese businesses, partly offset by the acquisition of Donner. These actions should enhance margins and returns. Continued sharp focus on working capital management resulted in significantly higher cash flow from the home products brands.

         For the full year, assuming normal weather conditions, we expect high single-digit sales and contribution growth from the home products brands.

:::Golf Brands:::

         The golf brands had another outstanding quarter, with sales and contribution up 17% and 24%, respectively, to records. Titleist brand sales surged 26%, and Cobra was up 15%. An amazing 84% of the players at the Masters played at least one of our premier golf brands.

         Titleist golf ball sales were up 20%, led by the new and improved Titleist Professional, the all new Titleist Tour Distance, and the new and improved Titleist HP2 Tour and Distance golf balls. Titleist golf club sales were up 52%, led by the strong success of Titleist Titanium drivers and Scotty Cameron by Titleist putters.

         Cobra golf club sales were up 23%. Sales of Cobra metalwoods were up 39%, irons were up 10%, and putters were up near four-fold. Golf club unit sales increased 25% in the quarter.

         The FootJoy brand also achieved good growth, with golf shoe sales driven by the continued success of DryJoys, the world's leading waterproof golf shoe, and by FootJoy's leading position in spikeless shoes. FootJoy golf shoes and golf gloves remain, far and away, the number 1 golf shoe and the number 1 golf glove at both the professional level and at retail.

         Titleist strengthened its position as the golf ball category leader with an increase in market share. Titleist is the golf ball of choice of such world ranked players as Tiger Woods, Davis Love III, Ernie Els, Justin Leonard, Phil Mickelson and David Duval. Titleist has won more than three out of every four professional tournaments played in 1998 - seven times as many wins as its nearest competitor.

         Titleist golf clubs are also winning increasing popularity with the finest players in the game. Titleist irons are used by Tiger Woods, Davis Love III, David Duval, Steve Elkington, Brad Faxon, Jay Sigel, Karrie Webb and Kelly Robbins. Titleist Titanium drivers are a solid number 2 on the PGA Tour, and Scotty Cameron by Titleist putters are number 1 on the PGA Tour.

         Cobra golf clubs are the product of choice of Greg Norman, golf's all-time money winner, and Hale Irwin, 1997 PGA Senior Tour player of the year. In January, Cobra introduced the King Cobra II+ iron, featuring the lightest weight graphite shaft used by any major manufacturer. Cobra also introduced the new Baffler Lo Profile, the next generation of low profile fairway woods. The Bobby Grace putter by Cobra featuring the gold colored HSM (Hole-Seeking Material) insert has become the fastest growing putter on the PGA Senior Tour and LPGA Tour and was the number 1 putter at The Tradition, the first major PGA Senior Tour event of the year.

         The strong results for the quarter were achieved even though the weather in California and Florida has affected rounds of play there. The weather could obviously have an impact on top-line growth going forward, so we're continuing to keep a tight watch on expenses.

         For the full year, we expect double-digit sales and contribution growth from the golf brands.


:::Distilled Spirits Brands:::

         For the distilled spirits brands, sales rose 5% in the quarter, and contribution was up 8%. Results benefited from trade inventory reductions achieved late in 1997, partly offset by adverse foreign currency translation rates, particularly for the Australian dollar.

         The 10% increase in DeKuyper depletions built on an 8% increase for full year 1997. DeKuyper Sour Apple Pucker continued to achieve strong growth in consumer demand. The high margin Small Batch Bourbons continued to achieve double-digit volume growth.

         International sales were up 3%, despite the adverse impact of foreign currency translation, particularly the 14% decline in the average exchange rate for the Australian dollar. Australia is Jim Beam Brands' largest international market. Sales and contribution increased modestly in Australian dollars, with higher volume for Jim Beam premix cocktails and lower spending offsetting lower volume on Jim Beam Bourbon. Aside from the translation impact on Australian results, the Asian economic situation did not cause any significant volume or profit decline. Sales in the United Kingdom of Whyte & Mackay Scotch were encouraging, bolstered by newly designed packaging.

         We expect more modest contribution growth from the distilled spirits brands through the remainder of 1998. With strong cash flow, these brands generate significantly faster increases in pre-tax income.

                                     * * * *


         Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and distilled spirits. Home and office brands include Moen faucets, Master locks and Aristokraft cabinets sold by units of MasterBrand Industries and Day-Timer and Swingline sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major distilled spirits brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.

                                      * * *

         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                              FORTUNE BRANDS, INC.

                        CONSOLIDATED STATEMENT OF INCOME

                    (In millions, except per share amounts)
                                  (Unaudited)

                                                       Three Months Ended March 31,

                                                    1998           1997        % Change

Net Sales                                           $1,203.5       $1,105.1       8.9
     Cost of products sold                             618.7          574.5       7.7
     Excise taxes on distilled spirits                  87.1           82.0       6.2
     Advertising, selling, general
        and administrative expenses                    346.5          313.0      10.7
     Amortization of intangibles                        26.3           26.0       1.2
     Interest and related expenses                      25.1           37.9     (33.8)
     Other (income) expenses, net                        2.1            2.1         -

Income From Continuing Operations
     Before Income Taxes                                97.7           69.6      40.4
     Income Taxes                                       44.7           34.6      29.2
Income From Continuing Operations                       53.0           35.0      51.4
Income from discontinued operations                        -          101.6         -
Extraordinary items                                     (8.4)             -         -
Net Income                                             $44.6         $136.6     (67.3)
Earnings Per Common Share
 Basic
     Income from continuing operations                  0.31           0.20      55.0
     Income from discontinued operations                   -           0.60         -
     Extraordinary items                               (0.05)             -         -
          Net income                                   $0.26          $0.80     (67.5)
 Diluted
     Income from continuing operations                  0.30           0.20      50.0
     Income from discontinued operations                   -           0.58         -
     Extraordinary items                               (0.05)             -         -
          Net income                                   $0.25          $0.78     (67.9)
Avg. Common Shares Outstanding
       Basic                                           172.3          171.3       0.6
       Diluted                                         177.1          174.3       1.6

                                                  (NOTES FOLLOW)

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES:

 (1)     PRO FORMA FINANCIAL INFORMATION

         On May 30, 1997, Gallaher Group Plc ("Gallaher"), the Company's international tobacco subsidiary, was spun off. To allocate the overall debt burden of the Company at the time of the spin-off, Gallaher borrowed and paid to the Company an amount that approximated $1.25 billion, after taxes. The Company used the proceeds to pay down debt.

         The following sets forth income from continuing operations for the three months ended March 31, 1997, adjusted to reflect the net cash payment Gallaher made to the Company and the assumption that such proceeds were used to purchase 2.5 million Common shares and repay debt as of January 1, 1997.


                                                   -----------------------------------------------------------
                                                                    Three Months Ended March 31,
                                                   ------------------ --------------------- ------------------
                                                         1998                 1997              % Change
                                                                           Pro Forma
                                                   ------------------ --------------------- ------------------
           Income from Continuing
             Operations                                  $53.0               $45.3                  17.0
                                                   ------------------ --------------------- ------------------
           Earnings Per Common Share-
                Basic                                     $.31                $.27                  14.8
                Diluted                                    .30                 .26                  15.4
                                                   ------------------ --------------------- ------------------

(2)      AMORTIZATION OF INTANGIBLES

          Amortization of Intangibles Per Common Share is as follows:

                                                   -------------------------------------
                                                         Three Months Ended March 31,
                                                   -------------------------------------
                                                            1998                1997
                                                   ------------------- -----------------
                   Basic                                    $.15                $.15
                   Diluted                                   .14                 .14
                                                   ------------------- -----------------


                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):

(3)      INFORMATION ON BUSINESS SEGMENTS

         NET SALES:


                                                   -----------------------------------------------------------
                                                                    Three Months Ended March 31,
                                                   ------------------- -------------------- ------------------
                                                          1998               1997              % Change
                                                   ------------------- -------------------- ------------------

           Home Products                               $   342.4            $ 328.7               4.2
           Office Products                                 321.8              290.1              10.9
                                                   ------------------- -------------------- ------------------
                   Home and Office Products                664.2              618.8               7.3
           Golf Products                                   277.0              235.9              17.4
           Distilled Spirits                               262.3              250.4               4.8
                                                   ------------------- -------------------- ------------------
                   Total                                $1,203.5           $1,105.1               8.9
                                                   ------------------- -------------------- ------------------



         OPERATING COMPANY CONTRIBUTION:


                                                   ------------------------------------------------------------
                                                                    Three Months Ended March 31,
                                                   ------------------- -------------------- -------------------
                                                         1998               1997                 % Change
                                                   ------------------- -------------------- -------------------

           Home Products                                $ 55.2             $ 51.9                 6.4
           Office Products                                28.2               26.6                 6.0
                                                   ------------------- -------------------- -------------------
                   Home and Office Products               83.4               78.5                 6.2
           Golf Products                                  41.7               33.5                24.5
           Distilled Spirits                              43.0               39.9                 7.8
                                                   ------------------- -------------------- -------------------
                   Total                                $168.1             $151.9                10.7
                                                   ------------------- -------------------- -------------------


           Operating company contribution is operating income before amortization of intangibles.

                              FORTUNE BRANDS, INC.
                                  (In millions)


NOTES (CONTINUED):

(4)       DISCONTINUED OPERATIONS

         In connection with the spin-off of Gallaher on May 30, 1997, the financial statements were reclassified to identify tobacco operations as discontinued operations for all periods. Summarized results of operations for the three months ended March 31, 1997, for the international tobacco operations, net of allocation of interest expense based on a ratio of Gallaher's net assets to consolidated net assets of the Company, is as follows:


                                                   ---------------------------------------
                                                                  Three Months
                                                                     Ended
                                                                  March 31, 1997
                                                   ---------------------------------------

              Net Sales                                           $1,739.8
                                                   ---------------------------------------
              Income Before Taxes                                   $152.7
              Income Taxes                                           (51.1)
                                                   ---------------------------------------
              Income From
              Discontinued Operations                               $101.6
                                                   ---------------------------------------


(5)      EXTRAORDINARY ITEMS

         During the first quarter of 1998, the Company purchased the following principal amounts of its outstanding debt: $23.2 of 8-1/2% Notes, Due 2003, $10.5 of 9% Notes, Due 1999 and $32.7 of 8-5/8% Debentures, Due
         2021. The extinguishment of debt resulted in a charge of $8.4 ($13 pre-tax), or five cents per Common share.

                              FORTUNE BRANDS, INC.
                                  (In millions)


NOTES (CONCLUDED):

(6)      PENDING LITIGATION

         Tobacco Litigation and Indemnification

         On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company ("the Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

         The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.


         Other Litigation

         In addition to the lawsuits described above, the Company and its subsidiaries are defendants in lawsuits associated with their business and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company. These actions are being vigorously contested.

                              FORTUNE BRANDS, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                 (In millions)


                                                  March 31,      December 31,
                                                    1998             1997
                                                 (Unaudited)
Assets

     Current Assets
          Cash and cash equivalents                    $173.8         $54.2
          Accounts receivable, net                      893.4         862.0
          Inventories                                 1,019.2         955.2
          Net assets of discontinued operations             -             -
          Other current assets                          219.1         224.2
                                                    ---------      --------
               Total current assets                   2,305.5       2,095.6

     Property, plant and equipment, net                 992.5         980.9
     Intangibles resulting from
       business acquisitions, net                     3,702.5       3,674.1
     Other assets                                       205.8         191.9
                                                    ---------      --------
               Total assets                          $7,206.3      $6,942.5
                                                    =========      ========

Liabilities and Stockholders' Equity

     Current liabilities
          Short-term debt                              $422.0        $228.4
          Current portion of long-term debt             136.8         176.2
          Other current liabilities                   1,317.5       1,363.9
                                                    ---------      --------
               Total current liabilities              1,876.3       1,768.5

     Long-term debt                                     855.2         739.1
     Other long-term liabilities                        406.3         417.8
                                                    ---------      --------
               Total liabilites                       3,137.8       2,925.4

     Stockholders' equity                             4,068.5       4,017.1
                                                    ---------      --------
               Total liabilities and
                 stockholders' equity                $7,206.3      $6,942.5
                                                    =========      ========